PACIFIC SPECIAL ACQUISITION CORP.

855 Pudong South Road

The World Plaza, 27th Floor

Pudong, Shanghai, China 200120

June 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re:	Pacific Special Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 19, 2017
File No. 001-37593

Dear Ms. Mills-Apenteng,

Pacific Special Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2017 regarding our Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on May 19, 2017. A marked version of the Proxy Statement as initially filed is enclosed herewith reflecting all changes to the Proxy Statement made in Amendment No. 2 to the Proxy Statement filed with the Commission (“Amendment No. 2”).

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Charter Amendment Proposal, page 126

1.	It appears that the revised Charter Amendment Proposal relating to the requirement that certain future acquisitions by Pacific during the Earnout Period will require two-thirds approval of Pacific’s board of directors extends only through June 30, 2018, the expiration date of the Earnout Period. Please revise your discussion to reflect the limited duration of the amendment, and make a corresponding revision to the proxy card, or advise.

Response: In response to the Staff’s comment, we have revised the disclosure in the letter to the Company’s shareholders, the notice of special meeting, on pages 11, 13, 99, 111, 130, 148, and 211 and on the proxy card to reflect the limited duration of the amendment.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 82

2.	Revise Note (2) to include a discussion of the potential additional funding that the Sponsor can provide at its discretion as needed to complete the merger.

Response: In response to the Staff’s comment, we have revised Note (2) to include a discussion of the potential additional funding that the Sponsor can provide at its discretion as needed to complete the merger.

Pro Forma Condensed Combined Income Statement for the Nine Months Ended March 31, 2017, page 84

3.	We note your response to prior comment 8. Please clarify when the “vesting commencement date” occurs in your disclosure on page F-114 for the service vesting condition. That is, clarify whether the service period begins upon the date of grant or upon the satisfaction of the performance condition of an IPO or change of control. Also, address the following:

•	If the service period vesting begins on the date of grant, tell us whether you will record a one-time share based compensation expense upon consummation of the merger for service conditions that have already been satisfied. If so, revise to include a discussion of such charge in the notes to the pro forma financial statements along with an adjustment to APIC in your pro forma balance sheet, if material; or,

•	If the service period vesting period begins only upon the satisfaction of the performance condition, clarify whether option holders must continue to provide services to the company for four years following achievement of the performance condition (e.g., completion of this merger) in order to vest in their options.

Refer to Article 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the service period begins on the date of grant.

As the Borqs’ awards will be assumed by the Company to be cancelled and replaced with Pacific’s awards upon the consummation of the merger having met the performance condition, share based compensation expense will be re-measured on the date of the merger in accordance with ASC 718-20-35. The Company will record a one-time share based compensation expense for those awards with service conditions satisfied at the time of the merger. Employees will continue to provide services to vest in remaining unvested awards for which the Company will recognize share based compensation expense over the remaining requisite service periods with continuous impact on the Company’s operating results post-merger.

We have added Note (8) to the pro forma balance sheet to include the above disclosure.

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4.	Notwithstanding your response to the previous comment, please revise Note 1 to clarify that the adjustment relates to the estimated ongoing vesting expense as a result of achieving the performance condition. Also, tell us how you determined the amount of adjustment and explain why the adjustment for the nine-month period pro formas is greater than the adjustment for the twelve-month period.

Response: In response to the Staff’s comment, we have revised Note 1 to clarify that the adjustment relates to the estimated ongoing vesting expense as a result of achieving the performance condition.

As described in response to Comment 3 above, in connection with the cancellation of the Borqs’ awards for the immediate replacement with the Company’s awards upon the consummation of the merger, the fair value of the awards was re-measured using the Black-Scholes option pricing model.

We note that we have revised our pro forma calculation to reflect the fair value measurement of the Company’s awards based on Pacific’s estimated equity fair value. Upon such revision, the share-based compensation expense for the twelve-month period ended June 30, 2016 is now greater than the share-based compensation expense for the nine-month period ended March 31, 2017.

5.	Please refer to prior comment 10. Provide footnote disclosure of the various quantitative inputs used to determine the amount of shares that will be issued pursuant to the formula discussed in the forepart of the unaudited pro forma financial statement. Please also provide a sensitivity analysis for reasonably different outcomes. Similar revisions should be made to your pro forma condensed combined income statement disclosures on page 85. Refer to Article 11-02(8) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised page 89 to add disclosure of the various quantitative inputs used to determine the amount of shares that will be issued pursuant to the formula discussed in the forepart of the unaudited pro forma financial statement, as noted on page 82.

We advise the Staff that we have provided a sensitivity analysis pursuant to which we have chosen the input which we believe to have the most variability (i.e., Excess Closing Net Working Capital) and have sensitized this input for +/- 10% for purposes of the analysis. We believe the other inputs would not significantly affect the sensitivity analysis and, therefore, has not included them in the analysis. The Base Merger Consideration is a fixed amount and is, therefore, not subject to variability. The Excess Target Minimum Net Working Capital and Excess Capped Expenses are both zero for pro forma purposes, therefore a 10% variance would yield no effect. Finally, the Closing Net Indebtedness is not considered to be a significantly variable amount as this input is based on a fixed borrowing amount with repayment terms.

Based upon our analysis, a 10% change in the Excess Closing Net Working Capital would result in a change in the Merger Consideration Shares by 365 shares.

We have added a disclosure to the pro forma financial statements, as noted on page 89, to include the above disclosure with respect to the sensitivity analysis.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Profit and Gross Margin, page 180

6.	We note from your revised disclosures in response to prior comment 24 that Connected Solutions BU gross margins fluctuate due to revenue and product mix. On page 174 you state that product sales gross margins included in this business unit are impacted by various factors such as competition, cost of components and intellectual property royalties. You also state that gross margins for engineering design services and software royalties are higher than product gross margins. Considering the variability in margins within this business unit and the year-over-year change in the business unit’s total gross margins, revise to separately provide gross profit margins for hardware versus software and include a discussion of the specific factors impacting any significant changes in each. Refer to Section III.D of SEC Release 33-6835.

Response: In response to the Staff’s comment, we have revised the disclosure on page 183 of Amendment No. 2.

Liquidity and Capital Resources, page 181

7.	Please refer to prior comment 25. Your revised disclosures appear to be a recitation of information already evident from the financial statements and do not adequately explain the underlying reasons for material fluctuations in your various working capital items. Similarly, the range of DSO you disclosed does not provide specific enough information for a reader to understand the underlying reasons for fluctuations in accounts receivable. Please revise to add the more specific disclosure as previously requested.

Response: In response to the Staff’s comment, we have revised the disclosure on page 185 of Amendment No. 2.

Borqs International Holding Corp Consolidated Financial Statements for the Years Ended December 31, 2015 and 2016

Note 16, Taxation, page F-116

8.	Please revise to disclose why the amounts disclosed for 2015 on page F-117 do not agree with the same period disclosed on page F-74.

Response: The Company respectfully advises the Staff that when Borqs was preparing the consolidated financial statements for the year ended December 31, 2016, it came to Borqs’ attention that it made certain clerical errors in the 2015 tabular footnote disclosures for the breakdown and reconciliation of income tax expense when Borqs filed its consolidated financial statements for the years ended December 31, 2014 and 2015. Borqs has corrected the clerical errors in the consolidated financial statements for the years ended December 31, 2015 and 2016. The Company revised the tabular footnote disclosure on page F-74 to confirm the disclosure in the consolidated financial statements.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Zhouhong Peng
Zhouhong Peng, President and Chief Executive Officer

cc:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

Horace Nash, Esq.

Fenwick & West LLP

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